

Mail Stop 3561

September 10, 2008

By Facsimile and U.S. Mail

Mr. Marc Urbach
President, Principal Executive Officer
China Broadband, Inc.
1900 Ninth Street, 3rd Floor
Boulder, CO 80302

    RE: **China Broadband, Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2007
              Filed April 15, 2008
              File No. 0-19644

Dear Mr. Urbach:

      We have reviewed your supplemental response letter dated August 19, 2008, as well as your amended filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for Fiscal Year Ended December 31, 2007
Item 8A(T) Controls and Procedures, page 34

1.   We note your response to our prior comment four. Please tell us if your certifying officers considered the effect of the errors on the accuracy of prior disclosures regarding internal controls and disclosure controls and procedures under Regulation S-K in light of the restatement of the financial statements. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods restated, you should disclose this determination in an amended Form 10-K. Otherwise, please explain to us why the discovery of these errors did not affect the officers' conclusions regarding internal controls and disclosure controls and procedures.

2.   We note the certifications filed as Exhibits 31.1 and 31.2 omit language referring to internal control over financial reporting. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Also, remove the reference to "quarterly" in the certification.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 if you have any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief

cc: Ronniel Levy, Esq.